December 29, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Daniel Morris, Special Counsel
Heather Percival
Dennis Hult
Jay Webb

Re:	ViewRay, Inc.

Registration Statement on Form S-1 (Registration No. 333-207347)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-207347) (the “Registration Statement”) of ViewRay, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on December 31, 2015, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

ViewRay Headquarters	California Office

2 Thermo Fisher Way	815 E. Middlefield Road
Oakwood Village, OH 44146	Mountain View, CA 94043
Phone: +1 440.703.3210	Phone: +1 650.252.0920
Fax: +1 800.417.3459	Fax: +1 800.417.3459

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

VIEWRAY, INC.

By:	/s/ Chris A. Raanes

Chris A. Raanes
President and Chief Executive Officer

cc:	D. David Chandler, ViewRay, Inc.

Mark V. Roeder, Esq., Latham & Watkins LLP

Brian D. Paulson, Esq., Latham & Watkins LLP

ViewRay Headquarters	California Office

2 Thermo Fisher Way	815 E. Middlefield Road
Oakwood Village, OH 44146	Mountain View, CA 94043
Phone: +1 440.703.3210	Phone: +1 650.252.0920
Fax: +1 800.417.3459	Fax: +1 800.417.3459